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Companhia Brasileira de Distribuição (CBD)
January 2006 Sales Performance

São Paulo, Brazil, February 14, 2006 - Companhia Brasileira de Distribuição – [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces its sales performance in January 2006 (preliminary and non-audited). Information is presented on consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Gross sales in January 2006 reached R$ 1,337.6 million and net sales totaled R$ 1,124.5 million, with growth rates of 4.8% and 6.4%, respectively, compared to 2005.

Same store sales in nominal terms grew by 0.3%, despite the strong comparison basis (10.0% growth in January 2005) and unfavorable calendar, with one less Saturday comparing to the same month of previous year.

As in the previous months, the Company reported a strong non-food products sales growth (+13.5%) and a decrease in food products sales (-3.7%).

The Sendas business unit was the best performer in the Company, with double-digit same store sales growth.

Note: Same store sales figures include only stores with operating period longer than 12 months.

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COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Officer

Daniela Sabbag
Manager

Phone: (55 11) 3886 0421
Fax: (55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.